Exhibit 99.1

Americas Gold and Silver Provides Multi-year Production Outlook and 2021 Production Results

TORONTO--(BUSINESS WIRE)--February 22, 2022--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to provide the Company’s silver production, cost and capital expenditure guidance for 2022 and silver production outlook for 2023 and 2024 as well as production results for fiscal 2021. All amounts are expressed in US dollars unless otherwise noted.

Highlights

  Silver production is expected to increase over the next two years as production ramps-up into the higher-silver grade Upper Zone of the San Rafael deposit at the Cosalá Operations and the Galena Hoist project at the Galena Complex is completed.
  The Company’s silver equivalent1 production is expected to increase to a range of 4.8 to 5.2 million ounces in 2022 with further increases to between 7.0 to 7.4 million ounces in 2024, increases of approximately 240% and 375%, respectively, in production compared with 2021.
  For Q4-2021, total silver production from the Company’s share of the Galena Complex (60% owned) and the Cosalá Operations (approximately one month of operation) was 207,000 ounces and 708,000 silver equivalent ounces. Silver production for the full year 2021 was approximately 670,000 ounces while silver equivalent production was 1.5 million ounces.
  In Q4-2021, the Cosalá Operations returned to nameplate mill production following the resolution of the illegal blockade which significantly impacted production in 2020 and 2021. The operation had a strong production month in December 2021 which has continued into the start of 2022.

“Silver and silver equivalent production is expected to significantly increase over the next couple of years and benefit from continuing strong silver and base metal prices,” stated Americas President and CEO Darren Blasutti. “The Cosalá Operations silver production is expected to increase towards the second half of the year as higher-grade silver ore from the Upper Zone is mined. The Galena Complex is expected to gain from increased operating capacity and flexibility once the Galena Hoist is commissioned in the second half of 2022 resulting in higher silver production in the fourth quarter and into 2023.”

Consolidated 2022 Guidance, 2023 and 2024 Production Outlook*

	2022 Guidance	2023 Outlook	2024 Outlook
Silver Production (ounces)	1.4 – 1.8 Moz	2.4 – 2.8 Moz	3.4 – 3.8 Moz
Zinc Production (million pounds)	36.0 – 40.0 Mlbs	31.0 – 35.0 Mlbs	33.0 – 37.0 Mlbs
Lead Production (million pounds)	22.0 – 26.0 Mlbs	21.0 – 25.0 Mlbs	22.0 – 26.0 Mlbs
Silver Equivalent Production (ounces)	4.8 – 5.2 Moz	5.6 – 6.0 Moz	7.0 – 7.4 Moz
Cash costs ($ per silver ounce)	$4.00 – 5.00/oz
Capital Expenditures ($) – Sustaining	$12.0 – 14.0 M
– Growth	$6.0 – 7.0 M
Exploration Drilling ($)	$2.5 – 3.0 M

* Guidance for 2022 and outlook for 2023 and 2024 include only the Cosalá Operations and the Galena Complex (60%). Silver equivalent production throughout this press release was calculated based on $22.00/oz silver, $0.95/lbs lead and $1.30/lbs zinc.

2022 Guidance

The Company expects to significantly increase metals production in 2022 following the resolution of the illegal blockade at the Cosalá Operations and continued recapitalization at the Galena Complex. Consolidated silver equivalent production (60% Galena Complex / 100% Cosalá Operations) for 2022 is anticipated to be between 4.8 to 5.2 million ounces. This represents a year-over-year increase in silver equivalent production of approximately 240%.

Silver production from the Cosalá Operations in 2022 is forecast to be between 0.7 to 0.9 million ounces. The Cosalá Operations are expected to increase silver production through 2022 benefitting from higher-grade silver areas in the Upper Zone of the San Rafael mine in the second half of 2022. Zinc production from the Cosalá Operations is expected to be approximately 36.0 to 40.0 million pounds while lead production is expected to be 13.0 to 15.0 million pounds.

Attributable silver production to the Company from the Galena Complex (60% owned by Americas) in 2022 is expected to be between 0.7 to 0.9 million silver ounces. Attributable lead production is expected to be between 9.0 to 11.0 million pounds. The Company expects to complete the Galena Hoist project in Q4-2022.

Consolidated cash cost (net of by-product credits) for 2022 is expected to range between $4.00 to $5.00 per silver ounce. Zinc and lead are currently trading at approximately $1.65/lb and $1.05/lb, respectively, which would positively impact the operations and costs if these prices persist.

Anticipated consolidated capital expenditures for the Company in 2022 of $18 to $21 million are related to the installation of the Galena hoist and associated engineering for the Galena Shaft, increased development capital and sustaining capital at the Cosalá Operations.

2023 and 2024 Outlook

The Company anticipates consolidated silver equivalent production to further increase in 2023 and 2024 as the Galena Hoist project is completed in the second half of 2022 and the Cosalá Operations fully benefit from higher-grade silver areas in the Upper Zone. Consolidated silver equivalent production for 2023 is expected to range between 5.5 – 6.0 million ounces increasing to 7.0 – 7.3 million ounces in 2024. Consolidated silver equivalent production outlook for 2024 would represent an approximate 375% increase in production compared with 2021.

Consolidated Q4-2021 and Full Year 2021 Production Details

Consolidated production (60% Galena Complex / 100% Cosalá Operations) in Q4-2021 was 708,000 silver equivalent ounces including 207,000 silver ounces compared to production in Q4-2020 of 302,200 silver equivalent ounces including 176,000 silver ounces, representing increases of 134% and 17%, respectively. Production in Q4-2021 benefitted from one month of production from the Cosalá Operations.

Consolidated production in 2021 was 1.5 million silver equivalent ounces including 669,000 silver ounces compared to production in 2020 of 1.3 million silver equivalent ounces including 597,000 silver ounces, representing increases of 11% and 12%, respectively. Both 2020 and 2021 production were negatively impacted by the illegal blockade at the Cosalá Operations which started in January 2020 and were resolved in Q4-2021. Consolidated costs will be provided when the Company releases its full-year 2021 financial results in March 2022.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a growing precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; the recapitalization plan at the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the resumption of mining and processing operations at the Cosalá Operations following the resolution of the illegal blockade, including expected production levels and the continuity of legal access for employees and contractors; the expected capital costs required in connection with the resumption of mining and processing operations at the Cosalá Operations; the expectations regarding the level of support from the Mexican government with respect to the long-term stability of Cosalá Operations, and its ability to maintain such support in the near- and long-term. Guidance and outlook contained in this press release was prepared based on current mine plan assumptions with respect to production, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no adverse impacts to operations from the COVID 19 pandemic and no further adverse impacts to the Cosalá Operations from blockades and is subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

1 Silver equivalent ounces for the 2022 guidance, and 2023 and 2004 outlook references were calculated based on $22.00/oz silver, $0.95/lbs lead and $1.30/lbs zinc throughout this press release. Silver equivalent ounces for Q4-2021 and full year 2021 were calculated based on silver, zinc and lead realized prices during each respective period throughout this press release.

Contacts

For more information:

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503